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                     September 1, 2022

       Robert Amaral
       Chief Executive Officer
       Exeo Entertainment, Inc.
       4478 Wagon Trail Ave.
       Las Vegas, NV 89118

                                                        Re: Exeo Entertainment,
Inc.
                                                            Form 10-K for
Fiscal Year Ended November 30, 2021
                                                            Form 8-K dated
January 7, 2022
                                                            Filed April 14,
2022
                                                            File No. 333-190690

       Dear Mr. Amaral:

               We issued comments to you on the above captioned filings on August 4, 2022. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by September 16, 2022.

               If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

               Please contact Joseph Kempf, Senior Staff Accountant, at 202-551-3352 or Robert
       Littlepage, Accountant Branch Chief, at 202-551-3361with any questions.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Technology